Daybreak Oil and Gas, Inc.
601 West Main Ave Suite 1017 Spokane, WA 99201
Office: (509) 232-7674 Fax: (509) 455-8483

March 6, 2014

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:

Karl Hiller

Branch Chief

Re:

Daybreak Oil and Gas, Inc.

Form 10-K for the Fiscal Year Ended February 28, 2013

Filed May 28, 2013

File No. 000-50107

Dear Mr. Hiller:

We have reviewed the Staff’s comments concerning the Form 10-K for Fiscal Year Ended February 28, 2013 filing by Daybreak Oil and Gas, Inc. (the “Company”).  Each comment is included below and is numbered to correspond to the numbered paragraph in the Comment Letter.  The Company’s responses immediately follow each comment.

Form 10-K for the Fiscal Year ended February 28, 2013

Properties, page 17

Exploration Prospects, page 19

1.

We note you disclose an estimate of the “gross recoverable reserve potential” relating to each of your undrilled future exploration prospects.  However, it does not appear that the estimates attributed to undrilled future exploration prospects fulfill the requirements to be classified as reserves under Rule 4-10(a)(26) of Regulation S-X.  Please revise your disclosure to refrain from disclosing estimated values of oil and gas resources other than reserves to comply with the Instruction to Item 1202 of Regulation S-K.

Response:

We have reviewed the guidance and definitions provided under Rule 4-10(a)(26) of Regulation S-X about disclosure of oil and gas reserves and agree with the Commission position that our description of exploration properties should not include an “estimated gross recoverable reserve potential” amount.

Mr. Hiller

Securities and Exchange Commission

March 6, 2014

We will ensure that future descriptions of undrilled future exploratory projects do not include an estimate of “gross recoverable reserve potential”.

Reserves, Page 19

2.

We note your disclosure on page 21, stating “there are no proved undeveloped reserves that have remained undeveloped for a period greater than five years.” However, this assertion does not correlate precisely with our guidance on reserve disclosures.

Please tell us the extent to which the proved undeveloped reserves disclosed as of February 28, 2013 will not be developed within five years since your initial disclosure of these reserves and confirm that you have plans to develop all of the new proved undeveloped locations added as of this date within five years, as is generally required under Rule 4-10(a)(31)(ii) of Regulation S-X.

If any material amounts of proved undeveloped reserves are expected to remain undeveloped for five years or more after your initial disclosure, please disclose the reasons and circumstances to comply with Item 1203(d) of Regulation S-K.

Response:

We intend to convert approximately 199,860 barrel of oil equivalents (BOE) or 96.6% of the proved undeveloped reserves (PUDs) disclosed as of February 28, 2013 to proved developed reserves within five years of the date they were initially disclosed as proved undeveloped.

The remaining approximately 7,130 BOE or 3.4% of the PUD’s disclosed as of February 28, 2013 are not anticipated to be converted to proved developed reserves until after the initial five year period has passed since they were initially disclosed as proved undeveloped reserves. These PUD reserves are anticipated to convert to proved developed reserves when a workover is performed on a specific well after it reaches the end of its commercial productivity.

In future filings, beginning with our Annual Report on Form 10-K for our fiscal year ended February 28, 2014, we will ensure that the above detailed information on the percentage of development of proved undeveloped reserves is included in our disclosures as appropriate.

3.

We note your proved undeveloped reserves increased from 137,550 bbls as of February 29, 2012 to 206,890 bbls as of February 28, 2013, representing an increase of about 50%. However, as disclosed on page 62, it appears your estimated future development costs decreased from $1,431,250 as of February 29, 2012 to $1,044,380 as of February 28, 2013.  Please disclose the reasons for the absence of correlation between the changes in reserves and in your estimates of future development costs, including details sufficient to understand how the underlying properties or their composition, and plans for development, as may include methods or timing, have changed or differ between periods.

Response:

The increase of 69,340 bbls to 206,890 bbls in our PUD reserves for the fiscal year ended February 28, 2013 in comparison to our PUD reserves for the year ended February 29, 2012 was primarily due to the addition of three PUD locations at one of our producing leases on the reserve report for the year ended February 28, 2013.

Mr. Hiller

Securities and Exchange Commission

March 6, 2014

The decrease in the total anticipated future development costs on a year to year basis resulted from a number of factors including:

•

One PUD location shown on the report for the year ended February 28, 2013 had no investment cost due to a farm-in agreement executed with a third party during the year ended February 28, 2013.  This same PUD location on the reserve report for the year ended February 29, 2012 had an investment cost of $156,275.

•

Two other PUD locations were scheduled to be drilled the same month as the effective date of the reserve report (i.e. two wells drilled in March, 2013 with a reserve report effective date of March 1, 2013). The economic evaluation software used to develop the reserve report excludes investments if the investment is made in the same month as the effective date of the report.  The development costs associated with these two PUD locations would have changed the PV-10 valuation by approximately 1.7% for the year ended February 28, 2013.

•

A decrease in our working and corresponding net revenue interest of approximately 10% for the year ended February 28, 2013 in comparison to the year ended February 29, 2012 resulted in a decrease of our share of development costs.

•

A decrease in our anticipated completion costs on all future wells due to a change in the completion methodology used relative to that in prior years.

All of the above factors contributed to the decrease in estimated future development costs and the absence of correlation between the changes in reserves and the estimates of future drilling costs in the reserve report for the year ended February 28, 2013.

4.

Please expand your disclosure to state the minimum remaining terms of leases and concessions to comply with Item 1208(b) of Regulation S-K.

Response:

We have reviewed the disclosure requirements of Item 1208(b) of Regulation S-K and will include in future filings, beginning with our Annual Report on Form 10-K for our fiscal year ended February 28, 2014, the necessary information on remaining terms of leases and concessions to comply with Item 1208(b) of Regulation S-K.

For example, in our upcoming Annual Report on Form 10-K for our fiscal year ended February 28, 2014, we propose to disclose the following: “The quantity of our leases expiring during the fiscal years ending February 28, 2014, February 28, 2015 and February 29, 2016 are 21.3%, 23.7% and 0.4%, respectively.  We have previously determined that there is no likely benefit to pursuing any drilling opportunities on the majority of the expiring leases, so the expiration of these leases is expected to be immaterial to our operations.”

Mr. Hiller

Securities and Exchange Commission

March 6, 2014

Summary Operating Data, page 22

5.

Please tell us the extent to which you have assigned proved undeveloped reserves to locations which are scheduled to be drilled after the expiration of the current lease.  If your proved undeveloped reserves include such locations, please expand your disclosure here or in an appropriate section elsewhere within your filing to explain the steps you will take regarding an extension of your legal right to these leases. You may refer to Rule 4-10(a)(26) of Regulation S-X and the disclosure requirement set forth in FASB ASC paragraph 932-235-50-10, if you require further clarification or guidance.

Response:

None of our proved undeveloped reserves have been assigned to locations which are scheduled to be drilled after the expiration of the current leases. All of our proved undeveloped reserves are assigned to leases that are currently held by production (HBP).

We intend to include this disclosure in future filings as appropriate, beginning with our upcoming Annual Report on Form 10-K for our fiscal year ended February 28, 2014.

Exhibit 99.1

6.

We note that the reserve report identifies in the “Table of Contents” a variety of information that does not appear to have be included in Exhibit 99.1. Please obtain and file a revised report from your engineers that includes this supplemental information or reflects changes to the Table of Contents, as necessary to render the report complete.  For additional guidance about the required content of the third party report, please refer to Item 1202(a)(8) of Regulation S-K, also paragraph 3(e) on page 72 of section IV.B of the Modernization of Oil and Gas Reporting, Final Rule, available on our website at the following address:  http://www.sec.gov/rules/final/2008/33-8995.pdf. Please ensure that your engineer is aware of the following requirements, which should be addressed in the revised report that you obtain in order to satisfy your filing obligations.

•

The purpose for which the report was prepared (e.g., prepared for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (SEC)), and for whom it was prepared.

•

The effective date of the report and the date on which the report was completed.

•

The proportion of your total proved reserves covered by the report and the geographic area in which the covered reserves are located.

•

The assumptions, data, methods, and procedures used in the preparation of the report, and a statement that such assumptions, data methods, and procedures are appropriate for the purpose served by the report.

•

A discussion of the primary economic assumptions (e.g., average realized prices, and the initial benchmark prices by product type for the reserves).

•

A discussion of the possible effects of regulation on your ability to recover the estimated reserves.

•

A statement that the engineer has used all methods and procedures as it considered necessary under the circumstances to prepare the report.

Mr. Hiller

Securities and Exchange Commission

March 6, 2014

•

A brief summary of the engineer’s conclusions about the reserve estimates.

•

The signature of the engineer.

Response:

The “Table of Contents” from our full reserve report with an effective date of March 1, 2013, was inadvertently included with the shorter report form that summarized the scope of work performed by our reserve engineers, Lonquist and Co., Inc., that made up Exhibit 99.1 of our 10-K filing for the year ended February 28, 2013.

We regret any confusion that may be caused by the Table of Contents having been included as a part of Exhibit 99.1 to our 10-K filing and will ensure in future filings that this accidental enclosure does not reoccur.

We have reviewed the disclosure requirements of Item 1208(a)(8) of Regulation S-K and paragraph 3(e) of section IV.B of the Modernization of Oil and Gas Reporting, Final Rule with our reserve engineers and feel that the balance of the reserve report filed as Exhibit 99.1 to our 10-K filing for the year ended February 28, 2013 meets the disclosure requirements.

Closing Comments

We agree with the purpose and scope of the staff reviewing our Form 10-K filings to aid public companies in ensuring that all information investors require to make an informed investment decision is disclosed.

We acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are currently involved with preparing our Annual Report on Form 10-K for the fiscal year ended February 28, 2014, which we expect to timely file on or before May 29, 2014, and we will ensure that the above comments are incorporated as appropriate into this filing. Because we will soon file our next 10-K and because it is our view that the changes to our disclosures and additional disclosures to be made in response to the Staff’s comments are not material, we do not plan to also file an amendment to our Form 10-K filing for the year ended February 28, 2013 unless the Staff requests otherwise.

We believe the foregoing is responsive to your comments.  If you should have any questions or further comments, please call me at (281) 996-4176.

Sincerely,

/s/ JAMES F. WESTMORELAND

James F. Westmoreland

President and Chief Executive Officer